FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               ]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 3rd March, 2004	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

Athens, 3 March 2004

The National Bank of Greece (NBG) announces with deep regret the death of its Chairman and Governor, Mr. Theodore B. Karatzas (at approximately 2.00pm today).

Theodore Karatzas was born in Athens in 1930. He studied law at the University of Athens and the University of Strasbourg. He started his career as a lawyer in 1955, and from 1963 he was Legal Counsel for Shipping at NBG.

In 1982, he became Managing Director of ETEBA, a subsidiary of NBG. At the same time, he was appointed President of the Banque Nationale Franco-Hellenique. In 1985, he was appointed General Secretary at the Ministry of the National Economy. He undertook the duties of Deputy Minister of National Economy in 1987.

He was President of the Committee for the Reoganisation and Modernisation of the banking system, the report of which — known as “The Karatzas Report” — was the basis for the reform of the Greek banking system. In addition, he introduced an overhaul of the capital markets legislation, which led to the passing of Law 1806/1988.

In 1989, he returned to legal practice and was elected Chairman of the Board of Directors of Aspis Mortgage Bank. Since 1996, he was Governor and Chairman of the Board of the National Bank of Greece, parent bank of the largest financial group in the country. He was also Chairman of the Hellenic Bank Association.

He has published many articles on commercial and shipping law. He has co-authored, with Mr. N. Ready, the book “The Greek Code of Private Maritime Law” (The Hague, 1982).

He was decorated by the Greek State as Grand Commander of the Order of Honour. He was also decorated by the French State as Officier de l’Ordre Nationale de la Legion d’Honneur.